Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Lucid Diagnostics, Inc. on Form S-1 of our report dated July 13, 2021, except for Note 3 (Milestones and Royalty Fee) as to which the date is September 3, 2021, with respect to our audits of the financial statements of Lucid Diagnostics, Inc. as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp
New York, NY
September 22, 2021